Exhibit 4.42

DATED 7th June 2006

GRACECHURCH SERVICES CORPORATION

(a subsidiary of Barclays Bank PLC)

- and -

FREDERIK SEEGERS

EMPLOYMENT CONTRACT and ASSIGNMENT AGREEMENT

This Agreement is made the seventh day of June 2006

BETWEEN:

(1)	GRACECHURCH SERVICES CORPORATION of 200 Park Avenue, New York, NY 10166 (the Company); and;

(2)	FREDERIK SEEGERS, (you).

“Employment” means your employment on the terms of this Employment Contract (“Contract”) and Assignment Agreement.

For the avoidance of doubt, in the event of a conflict between the terms of this Employment Contract and Assignment Agreement and those of any schedule attached, the schedule shall take precedence.

1.	PRE-EMPLOYMENT CONDITIONS

1.1	Your Employment is subject to and conditional upon the completion of pre-employment medical, receipt of references to our reasonable satisfaction and credit checks, approval by the FSA, and you having lawful authority to work in the United Kingdom. These recruitment procedures will be carried out by or on behalf of Barclays. You will be notified when these conditions have been satisfied prior to your resignation from your current employment (with the exception of FSA approval, which requires you to be in employment to be obtained).

1.2	You hereby warrant that as at the Start Date (as hereinafter defined):

(a)	you will not be precluded or restricted by virtue of any term of any agreement, undertaking or court order from entering into this Contract or undertaking or properly performing any of the duties of your Employment with Barclays;

(b)	you will be entitled to work in the UK without any additional approvals or consents and you will notify Barclays immediately if you cease to be so.

2.	APPOINTMENT AND TERM

This Contract shall take effect on the date this Contract and Assignment Agreement are signed by you. Your Employment and period of continuous employment will start on a date to be agreed with Barclays in writing and shall be a date on which you are lawfully able to commence employment and properly perform all of your duties without breach of any legal obligation to any third party (the “Start Date”).

3.	TERMINATION

3.1	The Company may terminate your Employment at any time for any reason, or for no reason, upon twelve (12) months’ prior written notice to you and you may terminate your Employment at any time upon six (6) months’ prior written notice to the Company; provided, however, that the Company may elect to place you on paid leave for no more than six (6) months of the applicable notice period, and provided further, that if your Employment is terminated by the Company for Cause, then your Employment may be terminated immediately without any prior notice or payment to you (other than any amounts required to be paid to you under applicable law).

3.2	“Cause” shall mean a fair dismissal for gross misconduct as defined by English law.

3.3

In addition to being able to terminate your Employment for Cause without giving the prior notice contemplated by Section 3.1, the Company may terminate your Employment without prior notice upon making an immediate payment to you of an amount equal to one year’s total annual compensation (12 months’ salary and other benefits and annual bonus as defined in clause 3.4 below) in equal installments at such time(s) as you would have received such payment(s) of basic salary had you been required to work for the whole of such period (unless you continue Employment elsewhere within the Barclays Group, in which event no payment will be due to you). For the avoidance of doubt any amount payable under this clause shall be less appropriate deductions and withholdings as required by law. You acknowledge and accept your obligation to mitigate your loss by seeking comparable new employment. If you commence alternative employment or your services are employed during the period in which payments are due, the Company reserves the right to cease further payment.

3.4	For the purposes of clause 3.3, “bonus” will be calculated as:

(a)	the mean average value of the annual bonuses which you have received in respect of the three completed financial years preceding termination of your Employment under clause 3.3 above or, If you have been employed for less than three years, the average of those bonuses you have received; and

(b)	an annual bonus under clause 5.1 of the Assignment Agreement pro rated for the period of the financial year until the date on which the Company exercises its discretion to give notice under clause 3 of the Employment Contract or, if later, the date on which you cease to provide services to the Barclays Group provided that this shall be no later than the date you cease employment Payment of annual bonus will be made in a lump sum no later than 28 February following the end of the relevant financial year.

3.5	If your Employment is terminated or you are given notice of termination at any time except for Cause, and clause 3.3 does not apply, you will in addition to any other payments owing to you receive a full bonus for the financial year in which your Employment is terminated. The bonus shall be calculated as an average of the annual bonus you have received pursuant to clause 5.1 of the Assignment Agreement in the preceding 3 years or if you have been employed for less than 3 years the average of those bonuses you have received.

3.6	If your authority, duties, responsibilities or title either under your Employment or your Assignment are at any time materially diminished you shall be entitled to provide written notice of the immediate termination of your employment and shall be entitled to receive, payable as a debt, a sum equivalent to that payable should the Company exercise its rights pursuant to clause 3.3.

3.7	On termination for whatever reason of your Employment within the Barclays Group, you will deliver to the Company all papers, tapes and records (in whatever medium) relating to your Employment and all property of the Barclays Group in your possession or under your control and resign any appointments as director that you may hold in any Barclays Group company.

4.	DUTIES

You shall perform such duties and exercise such powers in relation to the business of the Company and those companies which are (or which become during the term of this Contract) subsidiaries or associated companies of Barclays PLC (the “Barclays Group”) as may reasonably be assigned to or vested in you from time to time and which are consistent with your present scope and breadth of duties and your status, and you will at all times and in all respects comply with the reasonable directions made by the applicable members of the Barclays Group. By signing this letter, you accept Employment by the Company and agree to faithfully serve the Barclays Group and to devote your full working time and efforts, to the best of your ability, experience and talent, to the performance of services, duties and responsibilities in connection therewith. It may become necessary to require you to work in different divisions, sections or offices of the applicable members of the Barclays Group. You may also at some time in the future be asked to work in an overseas office and you agree not to unreasonably refuse such request subject to agreement of relocation terms for you and your dependants. By accepting this offer of Employment you acknowledge your acceptance of this obligation of flexibility.

5.	REMUNERATION

The Company shall pay you a gross base salary at the annual rate of £700,000 which will be reviewed annually at the same time as the majority of other executive directors. This will be paid to you monthly into a Barclays Bank account and shall be subject to such deductions and withholdings as required by law. On the recommendation of an entity to which you are assigned, your gross salary during your assignment may be increased.

6.	BENEFITS

6.1	In consideration for the other provisions governing your Employment, you agree not to participate in any employee benefit plan or arrangement maintained or sponsored by Barclays Bank PLC (or any of its past, present or future divisions or affiliates) in the United States, including, without limitation, plans not yet established. Accordingly, you agree to voluntarily make a one-time irrevocable election to not participate in any such plans or arrangements and you further agree to release the Barclays Group and affiliated entities and individuals from any claims you may ever have in relation to such waiver (in the form of the waiver and release attached hereto as Schedule 2), with the exception of:

6.1.1	membership of the Barclays International CIGNA Plan (which, for the avoidance of doubt, shall cover your spouse and dependent children); and

6.1.2	participation in the Barclays Aetna Dental Plan (which, for the avoidance of doubt, shall cover your spouse and dependent children).

6.2	The Company shall procure life insurance for you during your Employment delivering death benefits of four times your salary upon your death.

6.3	The Company will provide you with retirement benefits through a non-pensionable salary supplement of 25% gross of base salary (subject to such deductions and withholdings which may be required by law) or direct contributions to the alternative pension arrangement of your choice, provided such arrangement shall be approved by Barclays, which shall not unreasonably withhold its consent. You may change your choice of pension arrangement at any time by giving one month’s notice to the Company.

7.	LEGAL FEES

The Company shall, within 14 days of receipt by it of an appropriate copy VAT invoice addressed to you but payable by the Company, pay to your solicitors, Taylor Wessing, your legal expenses relating to your exit from your old employer and the negotiation and preparation of this Contract of £25,000 plus VAT and an additional sum to your New York lawyers, Outten Golden, of US $3,000.

8.	CONFIDENTIAL INFORMATION

During the term of this Contract and at all times thereafter, you shall not (without the Company’s prior written consent or as specifically provided in any Barclays Group Assignment Agreement to which you are a party) disclose or make accessible to any other person or entity any Confidential information pertaining to the business of any member of the Barclays Group, except (i) in accordance with the terms of any Barclays Group Assignment Agreement to which you are a party, or (ii) when required to do so by applicable law. “Confidential Information” shall mean non-public information concerning the financial data, business plans, product development (or other proprietary inventions, improvements or product data), customer lists and other non-public, proprietary and confidential information of any member of the Barclays Group, which has come to your knowledge during the course of your Employment by the Company or the course of your Assignment pursuant to any Barclays Group Assignment Agreement to which you are party, that is not otherwise available to the public. Except as required by law, you will not publicly disclose the contents of this Contract or any Barclays Group Assignment Agreement to which you are a party, save to your professional advisers for the purposes of taking advice and to your spouse or partner. However, nothing in this Contract or any Assignment Agreement will operate to prohibit you from providing truthful information concerning the Barclays Group to governmental, regulatory or self-regulatory authorities.

9.	MISCELLANEOUS

9.1	If any provision of this Contract shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

9.2	This Contract shall be binding and inure to the benefit of the heirs and representatives of you and the assigns and successors of the Company, but neither this Contract nor any rights or obligations hereunder shall be assignable or otherwise subject to hypothecation by you (except by will or by operation of the laws of intestate succession) or by the Company, except that the Company may assign this Contract to any member of the Barclays Group or to any successors (whether by merger, purchase or otherwise) to all or substantially all of the stock, assets or businesses of the Company.

9.3	Where the context of this Contract requires, the respective rights and obligations of the parties shall survive any termination or expiration of the term of your Employment.

9.4	This Contract shall take precedence over and control in the event of any conflict between this Contract and any of the Company’s plan documents or program documents.

9.5	The respective rights and obligations of the parties hereunder shall survive any termination of this Contract to the extent necessary to the intended preservation of such rights and obligations. The provisions of this Clause are in addition to the survivorship provisions of any other section of this Contract.

10.	GOVERNING LAW

Save in relation to the references to English law, this Contract will be construed, interpreted and governed in accordance with the laws of the State of New York; provided, however, in the event that any Assignment Agreement to which you are party provides that the laws of any jurisdiction other than the State of New York shall apply to such Assignment Agreement, such provision in the Assignment Agreement shall control with respect to the Assignment Agreement. The parties agree that the courts and employment tribunals of England and Wales are to have exclusive jurisdiction to settle any disputes which may arise in connection with this Contract.

11.	ENTIRE AGREEMENT

This Contract, together with the Assignment Agreement attached, constitute the entire agreement between you and the Company with respect to the subject matter hereof, and may only be amended by a written agreement between you and the Company.

Signed by a duly authorised signatory on behalf of:

Gracechurch Services Corporation
200 Park Avenue
New York, NY 10166

By:

Date:	7 June 2006

I accept the offer of employment and agree to this Contract’s terms.

Name:	/s/ Frederik Seegers

Date:	7 June 2006

Frederik Seegers

ASSIGNMENT AGREEMENT

Dear Mr Frederik Seegers

1. General Terms

This Agreement sets forth the terms governing your assignment (your “Assignment”) to Barclays Bank PLC in the UK. During your Assignment, the terms of your employment contract (as such may be amended from time to time, your “Contract”) with Gracechurch Services Corporation (the “Company”) will apply. You will also remain an employee of the Company and will be subject to the ultimate right of the Company to direct and control your activities provided that your duties are always commensurate with your status; however, you will be seconded to Barclays Bank PLC. Capitalized terms not otherwise defined herein will have the same meanings as set forth in the Contract.

2. Term

This Agreement shall be effective as of the Start Date (subject to you maintaining your required work authorisation and any required regulatory qualifications and permissions), and shall terminate on the earlier of (a) the date your Employment with the Company terminates, or (b) the date Barclays Bank PLC terminates your Assignment.

3. Duties During Assignment

You will be employed as Chief Executive Officer, Global Retail and Commercial Banking. Your duties as a director of Barclays PLC and Barclays Bank PLC are subject to the Articles of Association of the relevant company for the time being. You shall perform your duties primarily from Barclays Bank PLC’s facilities at 1 Churchill Place, Canary Wharf, London, UK, or such other locations you may reasonably be assigned to by Barclays Bank PLC. However, by signing this Agreement, you acknowledge and agree that from time to time, in the ordinary course of Barclays Bank PLC’s business, you will be required to travel, and you hereby agree to undertake such travel.

4. Salary

Your salary will be as set out in clause 5 of your Employment Contract.

5. Incentives

5.1	Subject to clause 3.5 of the Employment Contract Barclays Bank PLC operates a discretionary bonus scheme for its employees. The Company may, on the recommendation of Barclays Bank PLC, make a bonus payment to you. Any such payment will be contingent upon your performance of your duties hereunder in accordance with the standards reasonably established by the management of Barclays Bank PLC. Entitlement to any discretionary bonus is subject to your continuing to be employed by a member of the Barclays Group without any notice of termination of your Employment being in effect at the time that payment is due to be made or shares are due to be released.

5.2	You may also be considered for awards under the Barclays PLC Executive Share Award Scheme and the Barclays PLC Performance Share Plan in the performance years after 2006. The 2006 performance year is addressed in Schedule 1.

6. Benefits

In accordance with Barclays Bank PLC’s and/or the Company’s generally applicable policies and procedures:

6.1	You will be eligible to participate in the Barclays car scheme, which provides the option of a car for personal and business use or a non-pensionable cash alternative of no less than £8,800 per annum, which will be payable subject to income tax and National insurance contributions, as appropriate.

6.2	If the Board decides in its discretion to operate and so long as you satisfy the eligibility criteria, you may participate in either or both of the Barclays Group SAYE Share Option Scheme (“Sharesave”) and the Barclays PLC Share Incentive Plan (“Sharepurchase”) in accordance with the rules of the schemes.

6.3	Participation in any insurance scheme is conditional on you satisfying any applicable requirements of the insurers and your participation may be excluded where in Barclays reasonable opinion your health or age is such that cover can only be provided on the basis that exceptionally high premiums are imposed or levied by the insurer.

6.4	Holidays

6.4.1	During your Employment, in addition to UK Bank and UK Public Holidays, you shall be entitled to 30 working days’ paid holiday during each holiday year, which runs from 1 March to the end of February the following year. Your holiday dates must be agreed with the Group Chief Executive. Regulation 15(1- 4) of the Working Time Regulations 1998 (dates on which leave is taken) do not apply. You may not carry forward any unused part of your holiday entitlement to a subsequent holiday year without the written consent of your manager and subject to 6.4.2 you will not be paid in lieu of any accrued yet untaken holiday.

6.4.2

If your Employment begins or ends during a holiday year, your holiday entitlement will be recalculated as 2.5 days’ holiday for each completed month worked in the year. If on termination of your Employment you have taken less holiday than your accrued entitlement, you will be paid salary in lieu of any accrued untaken holiday. If you have taken more holiday than accrued entitlement, you will have to repay to Barclays any salary received in excess of your proportionate holiday entitlement One day’s holiday pay will be deemed to be 1/260th of your annual basic salary.

6.4.3	Barclays reserves the right to require you to take any outstanding holiday during any period of notice of termination of your Employment or to make a payment in lieu of that outstanding holiday.

7. Sickness or Injury

7.1	If you are prevented by reason of illness or injury from performing your duties in full you shall report this fact promptly by telephone on the first morning of absence or as soon as reasonably practical thereafter. You must complete a self-certification sickness form on your return. If the absence continues for five or more working days you shall provide an appropriate medical certificate from your doctor in the manner required by the rules of the Company and thereafter submit a further appropriate medical certificate at weekly intervals during the whole period of absence.

7.2	If you are unable to perform your duties in full by reason of illness or injury then you shall be entitled during that time to receive your full salary and other benefits, inclusive of any entitlement to Statutory Sick Pay (SSP) you may have.

8. Termination of Employment Due to Death

In the event of a termination of your Employment due to death, your estate will receive the proceeds of life insurance in the amount of four times your salary. In such an event, your estate will receive no further payments of salary or bonus save as has already accrued to the date of death. The Company will exercise reasonable discretion in making a payment to your estate equivalent to the pro-rated bonus you would have earned for that part of the current performance year for which you were employed.

9. Taxes

You will be responsible for actual employee taxes incurred in respect of your Company sourced and personal income, and shall indemnify and hold the Company and all of the members of the Barclays Group harmless from any losses they may suffer as a result of your failing to pay any taxes you are obligated to pay.

10. Compliance

While on Assignment, you are required to comply with any rules and regulations of any authority which regulates the business of any member of the Barclays Group in any relevant jurisdiction, including the Barclays Group Share Dealing Code. Any breach or cumulative breaches about which you have received prior warning of such rules or regulations which cannot be remedied could lead to termination of your Assignment and/or your Employment with the Company (without notice or any additional payments). In addition, you will be required to comply with Barclays Bank PLC’s standards for work performance and business conduct at all times, and any failure or cumulative failures about which you have received prior written warning on your part to do so will be handled under the terms of Barclays Bank PLC’s disciplinary procedure by Barclays Bank PLC’s local management.

11. Intellectual Property

11.1	You will promptly disclose to Barclays Bank PLC and keep confidential all inventions, processes, copyright works, designs, technical know-how or any other materials whatsoever conceived, developed or made by you at any time in the course of your Employment (whether or not conceived, developed or made during normal working hours and whether before or after the date of this Agreement and whether or not alone or in conjunction with others) (the “Works”). You acknowledge that all Works and all Intellectual Property rights therein shall belong to and vest in Barclays Bank PLC absolutely.

11.2	You will hold all such Works and Intellectual Property rights in trust for Barclays Bank PLC to the extent that the Works and all Intellectual Property rights therein may not be and until the Works and all Intellectual Property rights therein are vested absolutely in Barclays Bank PLC. You assign to Barclays Bank PLC all current and future copyright, database rights and design rights in the Works and any other proprietary rights capable of assignment by way of present assignment of future rights for the full term of such rights.

11.3	You unconditionally and irrevocably waive your rights to be identified as the author of the Works and not to have the Works subject to derogatory treatment.

11.4	You will do everything necessary or desirable at Barclays Bank PLC expense to vest the Works and Intellectual Property rights fully in Barclays Bank PLC and/or to secure patent or other appropriate forms of protection for the Intellectual Property rights in the Works. Decisions as to the protection or exploitation of any of the Works and the intellectual Property rights therein shall be in the absolute discretion of Barclays.

12. Nondisclosure of Confidential Information

12.1	During the term of your Assignment you shall not (without the prior written consent of the Chief Executive of Barclays Bank PLC) disclose or make accessible to any other person or entity any Confidential Information pertaining to the business of Barclays Bank PLC or any member of the Barclays Group, except (i) while assigned to Barclays Bank PLC, in the business of and for the benefit of Barclays Bank PLC, or (ii) when required to do so by applicable law. “Confidential Information” shall mean non-public information concerning the financial data, business plans, product development (or other proprietary inventions, improvements or product data), customer lists and other non-public, proprietary or confidential information of Barclays Bank PLC and each other member of the Barclays Group, which has come to your knowledge during the course of your Employment by the Company or during the course of your Assignment, and that is not otherwise available to the public. Except as required by law, you will not publicly disclose the contents of this Agreement save to your spouse or partner.

12.2	On termination for whatever reason of your Assignment, upon direction you (or your personal representative) will deliver to Barclays Bank PLC all papers, tapes and records (in whatever medium) relating to your Assignment and all property of Barclays Bank PLC and each other member of the Barclays Group that is in your possession or under your control.

13 Restrictive Covenants

13.1	You shall not without the prior written consent of the Board of Barclays Bank PLC (such consent to be withheld only so far as may be reasonably necessary to protect the legitimate interests of the Barclays Group) either on your own behalf or on behalf of any other person, firm or company:

13.1.1	for a period of 6 months from the date of termination of your Employment (for any reason) be engaged or interested (whether as a director, shareholder, principal, consultant, agent, partner or employee) in any business within the European Union or the United States of America which is competitive or likely to be competitive with any business of the Barclays Group in the provision of banking or financial services and which is carried on by the Group as at the date your Employment terminates; and

13.1.2	for a period of 12 months from the termination of your Employment for any reason (on your own account or on behalf of any person, firm or company) (directly or indirectly) canvass or solicit business for products or services similar to those being offered by the Barclays Group from any person, firm or company who is or has been a customer of the Barclays Group in the 12 months prior to the termination of your Employment and with whom you had material dealings in respect of banking facilities or other products or services provided by the Barclays Group during that period; and

13.1.3	for a period of 12 months from the termination of your Employment for any reason (directly or indirectly) induce or attempt to induce or entice away any director, officer or employee of executive status to leave the employment of the Barclays Group and with whom you had material dealings in the 12 months prior to the termination of your Employment.

13.2	You agree that the provisions of this Section are reasonable and further agree that if a final judicial determination is made by a court of competent jurisdiction that the duration or any other restriction contained in this Section is an unenforceable restriction against you, the provisions of this Section shall not be rendered void but shall be deemed amended to apply to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Section is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein. You agree that any breach of the agreements contained in this Section would irreparably injure the Company and Barclays Bank PLC. Accordingly, the Company and/or Barclays Bank PLC (and/or any of their respective successors or assigns) may, in addition to pursuing any other remedies they may have in law or in equity, obtain an injunction against you restraining your further violation of this Agreement.

14. Governing Law and Dispute Resolution

This Assignment, which may only be amended by written agreement of the parties hereto, shall, save in relation to the references to English law, be construed, interpreted and governed in accordance with the laws of the State of New York and that the courts and employment tribunals of England and Wales are to have exclusive jurisdiction to settle any disputes which may arise in connection with this Agreement and/or your Assignment.

Please confirm your consent to this Agreement’s terms by signing and dating the attached copy of this letter, and forwarding it to me.

Sincerely,

Gracechurch Services Corporation
200 Park Avenue
New York, NY 10166

By:

Date: 7 June 2006

I accept the Assignment and agree to this Agreement’s terms.

Name:	/s/ Frederik Seegers
Frederik Seegers

Date: 7th June 2006

Schedule 1

1.	This schedule forms part of the Assignment Agreement between Barclays Bank PLC and Frederik Seegers and, unless otherwise specified, all terms in this Schedule shall have the same meaning as the same terms in that Agreement and Employment Contract.

2.	Provided that at the date a payment or request is due to be made your Employment has commenced and:

(i)	your Employment has not been terminated for Cause; nor

(ii)	have you ceased Employment voluntarily or given Barclays notice of termination of your Employment, save in circumstances where you are entitled to claim that you have been constructively dismissed as defined by English law, you shall be entitled to:

(a)	in respect of the 2006 performance year:

(i)	receive a cash bonus of £1,200,000 payable no later than 28 February 2007; and

(ii)	a request from Barclays (the “Request”) to the Barclays Group Share Schemes Committee (the “Committee”), on or before 31 March 2007 that the Committee recommend to the Trustees of the Barclays Group (ESAS) Employees’ Benefit Trust (the “Trustees”) the grant of an award, pursuant and subject to the rules of the Barclays PLC Executive Share Award Scheme (“ESAS”), of ordinary shares in Barclays PLC with an aggregate market value on the date of grant of £400,000;

(b)	a request by Barclays to the Committee as soon as practicable and in any event within 7 days of the Start Date, that the Committee recommend to the Trustees of the Barclays Group (PSP) Employees’ Benefit Trust the grant of an initial allocation of performance shares, pursuant and subject to the rules of the Barclays PLC Performance Share Plan, with a net fair value equivalent of £1,000,000 as at the date of the award.

(c)	in respect of the ‘buy-out’ of your forfeited share awards and benefits:

(i)	a cash payment of £3,408,000 to be made as soon as practicable after and in any event within 7 days of your Start Date; and

(ii)	a request by Barclays to the Committee, as soon as practicable after and in any event within 7 days of the Start Date, that the Committee recommend to the Trustees that:

(A)	an award be made to you over Barclays PLC shares (“Shares”) under the Joiners Share Award Plan (“JSAP”) with a value up to £5,086,000 as at the date of the award; and that

(B)	the Shares subject to this award be released as follows:

(I)	80% in June 2007;

(II)	10% in June 2008; and

(III)	10% in June 2009; and

(C)	that this JSAP award and recommended release dates are subject to the rules of the JSAP, provided that:

(i)	notwithstanding the rules of JSAP, Barclays will recommend to the Committee that you should only forfeit your JSAP award in the circumstances described at 2(i) and 2(ii) above; and, that, for the avoidance of doubt,

(ii)	if any event occurs under Rule 9 of the JSAP rules (Takeover, reconstruction and winding up of Barclays) Barclays will recommend to the Committee that all unreleased Shares should be released to you.

3.	Any obligation upon the Barclays Group in clauses 2(a)(ii), 2(b), and 2(c)(ii) of this Schedule to make any request in any event within 7 days shall be subject to compliance with any dealing restrictions applicable to the Barclays Group at that time, provided that the request shall be made as soon as practicable after such dealing restrictions cease to apply.

Any award paid or made in satisfaction of this Schedule will be paid less deductions for income tax and social security.

Schedule 2

WAIVER AND RELEASE

Barclays Services Corporation

200 Park Avenue

New York, NY 10166

1.	I, Frederik Seegers, an employee of Gracechurch Services Corporation (“GSC”), hereby voluntarily make a one-time irrevocable election to not participate in any employee benefit plan or arrangement maintained or sponsored by Barclays Bank PLC (or any of its past, present or future divisions or affiliates) (the “Bank”) in the United States, including, without limitation, plans not yet established, the Barclays Bank PLC Thrift Savings Plan (the “Thrift Plan”), and the Barclays Bank PLC USA Staff Pension Plan (the “Pension Plan”) (collectively, the “Plans”). Accordingly, I also hereby irrevocably elect to have no contributions made by GSC on my behalf to the Thrift Plan, and to receive no benefit accruals under the Pension Plan or any other retirement Plan (including Plans not yet established) for the duration of my employment with GSC (and its divisions and affiliates). I understand that this means that I will never be entitled to any benefits under the Plans, and if I should die after a period of service of five years, or if I would have become vested for any other reasons as set forth in any pension Plans, my spouse will not be entitled to any survivor benefits under such Plans. In exchange for my not participating in the Plans, I will be provided with the benefits described in a separate agreement between GSC and me. I understand that this election may not be revoked.

2.	In exchange for the benefits described in a separate agreement between myself and GSC, I do hereby release and forever discharge the Plans and their related trusts, the Bank, Barclays Capital and all of its and/or their past, present and/or future divisions, affiliates, officers, directors, stockholders, trustees, employees, agents, representatives, administrators, attorneys, insurers, fiduciaries, successors and assigns, in their individual and/or representative capacities (hereinafter collectively referred to as the “Barclays Group”), from any and all causes of action, suits, agreements, promises, damages, disputes, controversies, contentions, differences, judgments, claims and demands of any kind whatsoever (“Claims”) which I or my spouse, heirs, executors, administrators, successors and assigns ever had, now have or may have against the Barclays Group, whether known or unknown to me, by reason of my voluntary and irrevocable election not to participate in the Plans, other than a claim that GSC has failed to comply with any obligations set forth in the separate agreement Such released Claims include, without limitations, any and all claims under Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act of 1967, as amended, the Employee Retirement Income Security Act of 1974, as amended, the New York State Human Rights Law, the New York City Human Rights Law, and any and all claims under state contract or tort law.

3.	I have read this Waiver and Release carefully, have been given at least 21 days to consider all of its terms, have been advised to consult with an attorney and any other advisors of my choice, and fully understand that by signing below I am giving up any right which I may have to sue or bring any other Claims against the Barclays Group with respect to my voluntary and irrevocable election not to participate in the Plans. I have not been forced or pressured in any manner whatsoever to sign this Waiver and Release, and I agree to all of its terms voluntarily.

4.	I understand that I have seven days from the date I have signed this Waiver and Release below to revoke this Waiver and Release, that this Waiver and Release will not become effective until the eighth day following the date that I have signed this Waiver and Release and that GSC will have no obligation to extend the benefits set forth in the separate agreement unless this Waiver and Release becomes effective.

7th June 2006	/s/ Frederik Seegers
Date	FREDERIK SEEGERS